Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Statement No. 333-132747 Dated June 29, 2007

Bearish Return Optimization Securities with Partial
Protection
UBS AG $• Securities linked to the PHLX Housing SectorSM Index
Indicative Terms		Product Description

Bearish Return Optimation Securities with Partial Protection are designed for investors who want to hedge their exposure to U.S. companies whose primary lines of business are associated with the U.S. housing sector through an investment linked to the PHLX Housing SectorSM Index (the “Index”). If the Index Return is negative over the term of the securities, at maturity investors will receive their principal plus a positive return equal to 5x the negative return up to a maximum gain of between 30.25% and 32.25% (to be determined on the trade date). If the Index Return is positive over the term of the Securities, at maturity investors’ principal will be protected against the first 10% positive return and will be reduced by 1% for each 1% positive return in excess of 10%.
Issuer	UBS AG
Issue Price	$10.00 per Security
Initial Minimum	100 Securities at a principal amount of $10 per
Investment	Security ($1000)
Underlying Index	PHLX Housing SectorSM Index
Term	14 months
Payment at	Investors will receive a cash payment at
Maturity	maturity that is based on the Index Return.
If the Index Return is negative, you will receive
your principal plus a 5% gain for every 1% loss
in the Index, up to a maximum gain on the
Securities of between 30.25% and 32.25% (to be
determined on trade date)
If the Index Return is between 0% and 10%, you
will receive your full principal
If the Index Return is greater than 10%, your
principal will be reduced by 1% for every 1%
gain in the Index, up to a maximum loss of 90%
of principal
If the level of the Index increases over the term
of the Securities, you may lose up to 90% of
your principal amount
Index Return	Index Ending Level – Index Starting Level	Benefits
Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date

❑  5x bear leverage feature provides enhanced positive returns for negative returns in the Index

❑  Partial Principal Protection: The Securities provide capital protection at maturity, if the Index Return does not exceed 10%

Index Ending Level	The closing level of the Index on the Final Valuation
Date
Trade Date	July 26, 2007*
Settlement Date	July 31, 2007*
Final Valuation	September 25, 2008*
Date
Maturity Date	September 30, 2008*
*

Expected. In the event that we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be adjusted to ensure that the stated term of the Securities remains the same.

Scenario Analysis at Maturity

Assumptions: –5% Negative Index Return to a maximum gain of 31.25%; 1-for-1 exposure above a 10% gain.

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated June •, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Statement No. 333-132747 Dated June 29, 2007

Index Descriptions	Historical Performance

The PHLX Housing SectorSM Index (index symbol “HGX”) is a modified capitalization-weighted index designed to measure the stock price performance of twenty companies whose primary lines of business are directly associated with the United States housing sector. The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. It is published by the Philadelphia Stock Exchange and was established on December 31, 2001.

Historical performance of the Index is not indicative of future results.

The graph below illustrates the performance of the Index from 7/31/02 to 6/28/07 – Bloomberg L.P.

Investor Suitability and Key Risks

The Securities may be suitable for you if:

w   You believe that the Index Return will be negative (and therefore you would receive a positive return on an investment in the Securities)

w   You seek an investment that offers protection for 10% of the principal amount of the Securities

w   You are willing to make an investment where you could lose up to 90% of your principal amount

w   You are willing to hold the Securities to maturity

w   You do not seek current income from this investment

w   You have exposure to companies whose primary lines of business are directly associated with the U.S. housing sector and would like to hedge your exposure through an investment linked to the PHLX Housing SectorSM Index

The Securities may not be suitable for you if:

w   You believe that the Index Return will be positive (and therefore you would lose money on an investment in the Securities)

w   You seek an investment that offers full principal protection

w   You seek an investment whose return is not capped at between 30.25% and 32.25% (to be determined on the trade date)

w   You seek current income from your investment

w   You seek an investment for which there will be an active secondary market

w   You are unable or unwilling to hold the Securities to maturity

w   You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

Key Risks:

w   You may lose up to 90% of your principal—payment at maturity will be reduced by 1% for every 1% gain in the Index, up to a maximum loss of 90% of your principal amount invested

w   Partial Principal Protection only if you hold your Securities to maturity—You should be willing to hold your Securities to maturity

w   Your investment is concentrated in companies whose primary lines of business are directly associated with the United States housing sector.

w   Your appreciation potential is limited by the maximum gain on the Securities at maturity

w   You will not receive any interest or dividend payments

w   The Securities will not be listed, and there will not be an active secondary trading market

You are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured note are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.